UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of April 2017

Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of DryShips Inc. (the "Company"), filed with the Registrar of Corporations of the Republic of the Marshall Islands on April 10, 2017. The Articles of Amendment relate to the previously announced 4:1 reverse stock split of the Company's common shares that became effective at the opening of trading on April 11, 2017.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the SEC and became effective on May 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: April 11, 2017	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 1

ARTICLES OF AMENDMENT
 OF

DRYSHIPS INC.
Reg. No. 11911

REPUBLIC OF THE MARSHALL ISLANDS
REGISTRAR OF CORPORATIONS

DUPLICATE COPY

The original of this Document was filed in
accordance with Section 5 of the
Business Corporations Act on

NON RESIDENT

April 10, 2017

Deputy Registrar

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF

DRYSHIPS INC.

PURSUANT TO SECTION 90 OF

 THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
I, Anthony Kandylidis, as the President and Chief Financial Officer of DryShips Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation puruant to Section 90 of the Business Corporations Act, as amended, hereby certify that:
1.	The name of the Corporation is: DRYSHIPS INC.
2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 9th day of September 2004.
3.	Articles of Amendment were filed with the Registrar of Corporations on the 186 day of October 2004.
4.	Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on the 31st day of January 2005.
5.	Articles of Amendment were filed with the Registrar of Corporations on the 14th day of September 2006.
6.	Articles of Amendment were filed with the Registrar of Corporations on the 17th day of January 2008.
7.
The Statement of Designations of rights, preferences and privileges of the Corporation's Series A Participating Preferred Stock was filed with the Registrar of Corporations on the 18th day of January 2008.

8.	The Statement of Designations of rights, preferences and privileges of the Corporation's Series A Convertible Preferred Stock was filed with the Registrar of Corporations on the 15th day of July 2009.
9.	The Statement of Designations of rights, preferences and privileges of the Corporation's Series B Preferred Stock was filed with the Registrar of Corporations on the 28th day of December 2015.

10.	Articles of Amendment were filed with the Registrar of Corporations on the 10th day of March 2016.
11.	The Statement of Designations, preferences and rights of the Corporation's Series C Convertible Preferred Stock was filed with the Registrar of Corporations on the 8th day of June 2016.
12.	Articles of Amendment were filed with the Registrar of Corporations on the 12th day of August 2016.
13.	The Statement of Designations of rights, preferences and privileges of the Corporation's Series D Preferred Stock was filed with the Registrar of Corporations on the 9th day of September 2016.
14.	Articles of Amendment were filed with the Registrar of Corporations on the 31st day of October 2016.
15.	The Statement of Designations, preferences and rights of the Corporation's Series E-1 Convertible Preferred Stock was filed with the Registrar of Corporations on the 16th day of November 2016.
16.	The Statement of Designations, preferences and rights of the Corporation's Series E-2 Convertible Preferred Stock was filed with the Registrar of Corporations on the 16th day of November 2016.
17.	Articles of Amendment were filed with the Registrar of Corporations on the 20th day of January 2017.
18.	Section D of the Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph:
"(g) Reverse Stock Split. Effective with the commencement of business on April 11, 2017, the Corporation shall effect a one-for-four reverse stock split as to its issued shares of common stock, par value $0.01 per share, No fractional shares shall be issued and, in lieu thereof, holders of the Corporation's common stock, par value $0.01 per share, shall receive a cash payment. As a result of the reverse stock split, the number of issued shares of the Corporation's common stock, par value $0.01 per share, shall decrease from 177,354,378 to approximately 44,338,594 which may be further adjusted for the cancellation of fractional shares. The reverse stock split shall not change the number of registered shares of common stock, par value $0.01 per share, the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation shall be reduced from $1,773,543,78 to $443,385.95, which may be further adjusted for the cancellation of fractional shares, and the amount of $1,330,157.83, which may be further adjusted for the cancellation of fractional shares, is allocated to surplus."

19.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.
20.
This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of the voting power of the total number of shares of the Corporation issued and outstanding and entitled to vote thereon at the annual meeting of shareholders of the Corporation held on October 26, 2016, and by the Corporation's Board of Directors on April 6, 2017.

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IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on this 10th day of April, 2017.

/s/ Anthony Kandylidis
Name: Anthony Kandylidis
Title: President and Chief Financial Officer